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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Impreso, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45320V109000

(CUSIP Number)

Janice V. Sharry, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5562

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 22, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-03)

CUSIP No. 45320V109000	Page 2 of 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Thomas R. Kincaid

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) N/A

6.	Citizenship or Place of Organization United States of America

	7.	Sole Voting Power 303,100
Number of
Shares	8.	Shared Voting Power 0
Beneficially

Owned by Each	9.	Sole Dispositive Power 303,100
Reporting

Person With	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 303,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A

13.	Percent of Class Represented by Amount in Row (11) 5.7%(1)

14.	Type of Reporting Person (See Instructions) IN

(1)	Based on a total of 5,278,780 shares outstanding at April 12, 2004, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended February 29, 2004.

CUSIP No. 45320V109000	Page 3 of 4

     This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed on August 30, 2002 (the “Original Filing”), by Thomas R. Kincaid (“Kincaid” or the “Reporting Person”), by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Original Filing.

Item 4. Purpose of Transaction.

     Item 4 is hereby supplemented as follows:

     In connection with the Reporting Person’s review and analysis of the financial condition of the Issuer and in connection with the Reporting Person’s discussions with management, the Reporting Person intends to continue to review on a regular basis his investment in the Issuer. Depending on any factors that are relevant or any factors that may become relevant, the Reporting Person may sell all or part of his shares in open market or privately negotiated transactions; may recommend to management of the Issuer one or more transactions involving the sale of all or a part of the equity interest in the Issuer; may make to the management of the Issuer a proposal for acquisition by a third party of all or a part of the equity interest in the Issuer; may distribute shares to various of their partners; or may engage in any combination of the foregoing. Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals, distributions or other transactions may be made at any time without additional prior notice.

     Effective April 22, 2004, Nickolas S. Kokoron resigned as a member of the Board of Directors of the Issuer. Mr. Kokoron also serves as Senior Vice President and Chief Financial Officer for the Reporting Person. Following the resignation, the Reporting Person met with the Chief Executive Officer of the Issuer, Marshall D. Sorokwasz, to discuss its investment in the Issuer. The Reporting Person indicated in the meeting its desire to have the Issuer arrange a repurchase or redemption of a portion of the Reporting Person’s investment.

     Any alternative that the Reporting Person might pursue will depend on a variety of factors, including, without limitation, current and anticipated future trading prices of the shares, the financial condition, results of operations and prospects of the Issuer and general economic and industry conditions, the availability and forms of financing, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors.

     Although the foregoing reflects activities presently contemplated by the Reporting Person with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that the Reporting Person will take any of the actions set forth above.

     Except as set forth above, the Reporting Person has no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 45320V109000	Page 4 of 4

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 14, 2004

Date

/s/ Thomas R. Kincaid

Signature

Thomas R. Kincaid

Name/Title